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                                                                       EXHIBIT 3


                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                               450 Seventh Avenue
                            New York, New York 10123

                                February 4, 2004


VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205
Attention: Steven F. Crooke
Vice President, General Counsel & Secretary

         Re: Notice of Intention to Nominate Individuals for Election as Directors at the 2004 Annual Meeting of Stockholders of Layne Christensen Company

Dear Mr. Crooke:

         Pursuant to and in accordance with the requirements of Article II,
Section 7 of the Bylaws of Layne Christensen Company (the "Company"), the undersigned (the "Stockholder") hereby furnishes notice of the Stockholder's intention to nominate Nelson Obus and Joseph C. Stokes, Jr. (the "Nominees") for election at the Company's 2004 Annual Meeting of Stockholders (including any adjournments, postponements, reschedulings or continuations thereof), or any other meeting of stockholders held or any actions taken without a meeting in lieu thereof (the "Annual Meeting").

         Mr. Obus, 57, has served as president of Wynnefield Capital, Inc. since November 1992 and as a managing member of Wynnefield Capital Management, LLC since January 1997. Wynnefield Capital Management manages two private investment funds and Wynnefield Capital, Inc. manages one private investment fund, all three of which invest in small-cap value U.S. public equities. Mr. Obus is a member of the Board of Directors of Sylvan Inc. (NASDAQ).

         Mr. Stokes, 56, is a lecturer in corporate finance at the University of Massachusetts. From March 1989 through April 1999, Mr. Stokes served as the Chief Financial Officer of Life Technologies, Inc. (NASDAQ), a developer and manufacturer of products used in life sciences research and the commercial manufacture of genetically


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engineered products. During 1999 and 2000, Mr. Stokes also served as a member of
Life Technologies' Board of Directors. Mr. Stokes also serves as a member of the Dean's Advisory Council of the University of Massachusetts School of Management, the Business Advisory Counsel of the University of Massachusetts School of Management, the Eastern Finance Association and the Multinational Finance Association.

         Annex I to this letter presents the class and number of shares of the Company's equity securities that are beneficially owned by, and certain additional information regarding, the Stockholder, the Nominees and their affiliates.

         There are no arrangements or understandings between the Stockholder and the Nominees and any other person or persons pursuant to which any nomination or nominations is to be made by the Stockholder. The business address of the Stockholder, Mr. Obus and their affiliates identified on Annex I hereto is 450 Seventh Avenue, New York, New York 10123. The business address of Mr. Stokes is c/o University of Massachusetts, Isenberg School of Management, 121 Presidents Drive, Amherst, MA 01003. Except as specifically set forth above and on Annex I hereto, there is no other information with respect to the Nominees which would be required to be disclosed pursuant to Regulation 14A under the Exchange Act.

         Each Nominee has consented in writing to being named in the proxy statement to be used in the solicitation of proxies by the Stockholder and to serve as a director of the Company if elected. Copies of such consents are attached hereto as Annex II.

         If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominee, or if any Nominee shall be unable to serve for any reason, the Stockholder reserves the right to select a replacement nominee and this notice shall continue to be effective with respect to any replacement nominee selected by the Stockholder. In the event the Company purports to increase the number of directorships pursuant to its Bylaws or otherwise increases the number of directors to be elected at the Annual Meeting, the Stockholder reserves the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the board which the stockholders shall vote on at the Annual Meeting and this notice shall continue to be effective with respect to the Nominees and any additional nominees selected by the Stockholder. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Stockholder that any attempt to increase the number of directorships would constitute an unlawful manipulation of the Company's corporate governance machinery.


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         The address of the Stockholder, as the Stockholder believes it appears on the Company's books, is 450 Seventh Avenue, New York, New York 10123. The Stockholder hereby represents that it is a holder of record of stock of the Company entitled to vote at the Annual Meeting and that it intends to appear in person (through its representative) or by proxy at the Annual Meeting to nominate the Nominees.

         The Stockholder is the record holder of ten (10) shares of the Company's common stock. The Stockholder and certain affiliates of the Stockholder are the beneficial owners of an additional 929,140 shares of the Company's common stock. Such ownership interest and the relationship between the Stockholder and such affiliates, are set forth on Annex I hereto.

         The Stockholder reserves the right, consistent with the requirements of applicable law and the Bylaws of the Company, to submit additional proposals or different proposals at the Annual Meeting.

         The Stockholder, in furnishing the notice described above, does not concede the validity or enforceability of the provisions of the Company's Bylaws that purport to impose advance notice requirements or otherwise limit the right of any stockholder to present business for consideration at any meeting of stockholders, and expressly reserves the right to challenge the validity, application and interpretation of any such provision.

                                 Sincerely,

                                 Wynnefield Partners Small Cap Value, L.P., By:
                                 Wynnefield Capital Management, LLC, its general partner



                                 By:  /S/  Nelson Obus
                                     ----------------------------
                                 Nelson Obus, Managing Member



cc:   Mr. Andrew B. Schmitt